UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-38442

IBEX LIMITED

(Translation of registrant’s name into English)

Crawford House, 50 Cedar Avenue

Hamilton HM11, Bermuda

(441) 295-6500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IBEX LIMITED

FORM 6-K

IBEX Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Approval of Share Repurchase Plan

On December 8, 2021, the Company announced that its board of directors had authorized the repurchase of up to US$20 million of the Company’s common stock.

The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The actual timing, number, and dollar amount of repurchase transactions will be determined by management at its discretion and will depend on a number of factors including, but not limited to, the market price of the Company’s common shares, general market and economic conditions, and compliance with Rule 10b-18 and/or Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s board of directors will review the repurchase program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases under this program with its existing cash balance.

The repurchase program does not obligate the Company to acquire any particular amount of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Press Release

Exhibit 99.1	Press release, dated December 8, 2021, entitled “ibex Board of Directors Approves Share Repurchase Plan”

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-242044), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. The exhibit attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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IBEX LIMITED

	By:	/s/ Robert Dechant
	Name:	Robert Dechant
	Title:	Chief Executive Officer
(Principal Executive Officer)
Date: December 10, 2021